
May 10, 2023

Dominick Zarcone
President and Chief Executive Officer
LKQ Corporation
500 West Madison Street, Suite 2800
Chicago, Illinois 60661

> **Re: LKQ Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 000-50404**

Dear Dominick Zarcone:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services